Exhibit (a)(31)

FINAL TRANSCRIPT

Conference Call Transcript

AAI - AirTran Holdings, Inc. at Raymond James Growth Airline Conference

Event Date/Time: Feb. 01. 2007 / 10:15AM ET

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FINAL TRANSCRIPT

Feb. 01. 2007 / 10:15AM ET, AAI - AirTran Holdings, Inc. at Raymond James Growth Airline Conference

CORPORATE PARTICIPANTS

Buck Horne

Raymond James & Associates - Analyst

Bob Fornaro

AirTran Holdings, Inc. - President, COO and Director

PRESENTATION

Buck Horne - Raymond James & Associates - Analyst

All right. We’re very pleased to have with us AirTran today. We’ve got the whole team, I think — Bob Fornaro, President and Chief Operating Officer. We’ve got Joe Leonard, Chief Executive, and we’ve got Stan Gadek, Chief Financial Officer.

So, AirTran, again, in the news quite frequently over the past month or so. They’ve obviously been involved in a very heated discussion with Midwest Air Group over whether or not to consolidate those two groups together. We’ve got, probably, a little bit of discussion with that forthcoming.

But AirTran, again, is one of the lowest cost providers of U.S. air transportation. They are very close in closing in on Southwest on a stage length adjust basis. And as I mentioned earlier, could very well take over Southwest as Southwest’s fuel costs continue to rise. So, with that, I’m going to turn it over to Bob Fornaro and take it away.

Bob Fornaro - AirTran Holdings, Inc. - President, COO and Director

Thanks, Buck, and good morning, everybody. I just wanted to start off by saying I’ll just give you an update on AirTran and Midwest, which I’ll talk about in the presentation. But this morning, we filed a slate of directors — three directors — and we put that out in a press release this morning. And we extended our tender offer as well for — through March 8. So, that was out there in the news and we have — if you need any copies or want to see that, we can take you through it.

On AirTran Airways today we operate 127 airplanes, 80 — 717s, 47 — 37s. We serve 54 cities which includes the ones that we’ve announced — we announced five cities this year. We started Daytona and Newberg and we’ll start shortly Phoenix, St. Louis, and San Diego [and A]. And we’ve got eight years of profitability and we’re really one of two airlines who can make that claim.

Our business model is, actually, pretty simple. We want to provide a high value at a low price. We have assigned seating. We’re the only airline in the U.S. that’s got business class on every flight. We distribute our product in a number of ways. We are more than 60% internet right now, 80% of all reservations come in-house, XM radio, and friendly people. So, our goal is to provide high quality value travel to both business and leisure customers.

In terms of our cost structure, we believe, in non-fuel basis, we are at the lowest. We were below $0.06 in the fourth quarter and for the first nine months of the year we believe we’re neck and neck with Southwest. And again, we have downward pressure on our costs going forward. And we don’t talk about cost in a single fashion. It is a goal every year to reduce our costs. And every year since 9-11, our costs have come done. That’s five years in a row and we projected at least a 3% unit cost reduction in 2007.

Our pre-plan is attack. We’ve got about 60 — 737s on order. We’re taking 10 more planes this year. Growth rate will be about 19%. We’ll be taking more airplanes in ‘08, although the growth rate will move to about 12%.

And again, most of that — all that growth will be with 737 aircraft. In terms of quality, what we’ve been trying to do over the last five or six years is to reduce our cost and improve our quality ratings each year. This survey is a Wichita, Nebraska survey that comes out each year, based on four operating metrics — on time, baggage, delivery, complaints, and completion factor. And we’ve had — been very, very successful here.

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FINAL TRANSCRIPT

Feb. 01. 2007 / 10:15AM ET, AAI - AirTran Holdings, Inc. at Raymond James Growth Airline Conference

At the same time, in terms of the J.D. Power survey which measures companies at seven areas — 13 attributes in seven distinct areas. We have very high quality ratings as well. All at the same time, we’ve been reducing our costs each year and our goal is to be the low cost, high value provider in the industry. After a — down revenue trends in the fourth quarter, our situation is improving. In the fourth quarter, Delta’s capacity hit a peak.

I’ll show you a slide on that. We added a lot of capacity in Atlanta in September and October, which was uncharacteristic for us. But Atlanta has a use it or lose it policy on the gates and we basically added about 10% additional capacity in the fourth quarter, rather than seasonally reducing it. We are now in the process of taking that additional capacity and adding new cities.

Outlook for capacity right now in Atlanta is very, very favorable. And I’ll show you on this slide. Delta Airlines went into bankruptcy, reduced a lot of capacity and then, in late summer, began to add it back. And that capacity peaked in November and December, which is really the off season for travel in the Southeast. And as we look out into March and April, which are really the peak season, their capacity is down, sequentially, in AirTran markets. And by the time they get to April, their capacity will be down in head-to-head markets.

So, we believe that our unit revenue performance, it bottomed in the fourth quarter. We mentioned it in our call we expected year revenue to be down 3 to 4% in the first quarter. We should do better than that. And with the capacity coming out in April and May, we’re looking at even more favorable trends in the second quarter.

In terms of leverage to fuel, obviously, the $10 a barrel, which — and fuel can move very, very quickly — is $0.50 a share, depending whether you’re going up or down. To give you an update on Midwest, which is something we’ve been focused on and this is a slide you may have seen in our previous material.

What we believe is a powerful, strategic rationale. Complementary networks - Midwest is East-West or focused in the central part of the U.S. We’re North-South and we think it’s a very, very complementary. We think scale can be a positive. If you’ve got scale, and you’ve got a good cost structure and very formidable.

From a fleet perspective, the two largest operators are the 717. And we believe with our order stream of 737s, we could replace these MD80s very, very quickly and save additional money. We think, financially, the strong synergies, to be accretive after the one-time airplane costs and we think is great potential for the employees of both companies for job security and promotion. Quite frankly, we think there’s tremendous upside in the community in Atlanta for increased service. Complementary routes — an East-West carrier and a North-South carrier coming together.

In terms of what it does for the hub, it’s no different. A smaller scale — your penetration to the spoke cities really is tremendous. So, if you’d look at a fly from a perspective of Boston, we basically serve virtually all the key destinations out of Boston throughout the United States. And it can be very, very efficient. This will be a step function in presence improvement in the spoke cities. And it creates instant diversification. We’d never believe that we wanted all our eggs in one basket.

Seven years ago, AirTran was 100% focused on Atlanta. Today, we have two-thirds of our capacity in Atlanta. We’re working it down. Midwest is highly concentrated in Milwaukee. Put the companies together. Atlanta goes below 50%. And again, basically, you spread out the risk and, quite frankly, you offer a better product to the consumer at the same time.

Again, $60 million forecast in the synergies. We’ve put the AirTran business class in higher utilization opportunities. Fleet gets a heck of a lot better with the AirTran 737s. On a cost basis, you save a lot of money replacing the MD80s with brand new 737s. We think there’s a lot of efficiencies in maintenance and, clearly, in our non-hub stations, there is a lot of opportunity for cost savings as well. So, we think this transaction, after the one-time merger expenses, are significant and accretive.

Going back and why we think this is good. The Midwest model is very, very vulnerable, focused on small airplanes and, quite frankly, it doesn’t have a lot of history of success since 9-11. The industry has changed. People buy tickets in different ways. The Internet is a bigger factor. A lot of things contribute to the vulnerability here.

In particular, a lot of the growth in this industry is going to come from low cost carrier deliveries. About 65% of the deliveries over the next five years are going to come from low-cost carriers. And markets like Milwaukee are going to be prime markets for those kind of airplanes. Again, 65% of the deliveries are going to be with low cost carriers.

Again, going back to concentration, when you’re concentrated, you have good years and you have back years. At Midwest, 58% of the revenue is in a small number of markets. That compares to AirTran, which is somewhat concentrated as well — has 30%. And when you have high revenue,

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FINAL TRANSCRIPT

Feb. 01. 2007 / 10:15AM ET, AAI - AirTran Holdings, Inc. at Raymond James Growth Airline Conference

that means a small number of competitive flights can have a big impact on competition. In just five markets, they have 25% of their revenue. That means it’s very, very vulnerable.

And in particular, a quarter of their revenue is exposed to places that low cost carriers are going to focus on — New York and Boston, Phoenix and Las Vegas. Very, very likely that low cost carriers are going to be in those markets with low fares.

So again, the history of vulnerability. Again, there’s ups and downs. You build the company on the long term. You go back and look at the Midwest unit revenue performance, clearly it began to deteriorate in early 2000 as the economy slipped. Then it began to drop in late ‘03 and ‘04 as a lot of competitive capacity came in. Unit revenues are now improving as their capacity has come out. But the fact of the matter is you can’t control what the competition is going to do and we believe, in time, this market is going to show high fares and they’re going to be ripe again for low cost carrier activity.

So, we think the plan is fundamentally flawed, focusing on all the airplanes, at 50-seat regional jets. Right now, a 50-seat regional jet cannot compete with low fares. Their plan assumes no change in the competitive landscape. Their underlying forecast seems pretty high.

Their forecast does not include tax earnings — the 170 which they forecasted, you take away the 38% tax rate. That’s 105. Their forecasted plan is about twice as high of what the analyst who cover them are projecting. So, we think there’s a lot of conflict there and we believe the company is vulnerable.

In terms of comparisons, clearly, we’ve put some stuff out. Midwest has put some documents out last week, focusing on the fourth quarter. Take a broader look over four or five years, operating margin over the last five years, AirTran in blue, Midwest in yellow. In terms of cumulative profits, AirTran is a plus, Midwest is a deficit.

In terms of employees — and there’s been a big debate about where is the opportunity for the people? Quite frankly, over the last five years, there’s been no job growth at Midwest, while AirTran has nearly doubled its employee base. So, really, where is the opportunity? The opportunity is with a carrier that’s growing.

In terms of fleet size, Midwest is flat and AirTran is double the size of its fleet over the last five years. In terms of stock price, Midwest is down, AirTran is up. But in terms of market cap, similar. AirTran is way up. So, you’ve got to come back and say we are looking at this from the outside. Who is more likely to bring more value?

And I think if you want to look at it over a reasonable timeframe, we think a five-year timeframe is pretty good. We think AirTran stacks up very well and can really bring value to this community and to the employees of both companies. Again, we’re committed to this transaction. We’ve offered a substantial premium. We’ve said to Midwest we’d like to talk to you, see if there’s more value there. We’re talking to investors.

And again, today, we nominated a slate of experienced directors for the next annual meeting. And one of the things that investors have told us is we want to see that you’re serious and you’re going to see this through. Well, the slate has been filed today and we’re going to see this through.

Well, in summary, prior to the Q&A, we think we’ve got great fundamentals. We’ve got one of the youngest fleets in North America. We are — we are the low cost leader. You can debate that. We’re right there and certainly our costs are going down next year. We’ve got a strong East Coast presence.

Our competitive environment is improving as well after the fourth quarter capacity changes in the Southeast. And we believe that AirTran and Midwest are stronger together. It’s not about Midwest being [richer]. We believe both companies benefit by a stronger route network. Good cost structure, strong route network, very tough to compete against.

And we think the benefits on this are great for the shareholders of Midwest. We believe the employees will have a much better opportunity with our growth. Most of the growth at Midwest is going to outsource RJs. Very little benefit for the employees of Midwest. And we believe the communities will benefit because we will grow the market size and we will add a lot of flights because we will create a hub with bigger airplanes like we — not quite the order of magnitude of an Atlanta.

But in terms of scale, it’s not going to be small airplanes. We’re going to do it with bigger RJs, 717s, and a fleet of 737s with 60 on order. We think there’s a lot of opportunity in that market. We think it’s underserved and we think, with our core structure, we could develop it very, very quickly.

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FINAL TRANSCRIPT

Feb. 01. 2007 / 10:15AM ET, AAI - AirTran Holdings, Inc. at Raymond James Growth Airline Conference

With that, we’ll take Q&A. You want to join us?

QUESTION AND ANSWER

Buck Horne - Raymond James & Associates - Analyst

Thanks. We’ll take some questions. [Gene]?

Unidentified Audience Member

[inaudible — microphone inaccessible]

Bob Fornaro - AirTran Holdings, Inc. - President, COO and Director

Well, there’s no question — and the question — what are our thoughts about Delta? At this point, the deal looks like its dead. I guess we’ve always look at it, probably, differently than most people. We can’t control what Delta will do. So, our goal is to improve our quality each year and keep getting our costs down.

You go back five years, the cost differential today versus what it was five years ago — our cost differential is better today. They’ve got their costs down and we’ve got five years of cost reductions and we’re going to — ours are going to go down again next year.

So, our focus is we get our costs down, it doesn’t matter what they do. And again, it’s really the only way we can manage the business. From time to time, when they put capacity in, it impacts our [razin]. When they take it out, it improves it. But they can’t impact our cost. So, we control our progress in terms of, again, getting our cost down. That’s just a management philosophy.

Right now, the capacity begins to — is beginning to come out. That’s a real positive force. We’d like to see them come out of bankruptcy. We’d like to see them focused on profitability. If that’s the case, carriers on the East Coast will have a pretty good year. And so, maybe there will be follow-through on a capacity perspective.

Unidentified Company Representative

I think the overture by U.S. Air for Delta has shown Delta’s management that they’ve got to produce better numbers than what they’ve been producing in the recent past and I think that’s a direct result in very significant capacity reductions. These numbers that Bob showed you a little while ago — 12% from November to April — that’s an equivalent of 42,000 seats a week that Delta’s pulled out of the marketplace.

And I think the discipline of the market works and these guys, on a go-forward basis, as a stand-alone, have got to produce significantly better results than what they’ve done in the past. And I think it will discipline them from not doing some silly things they’ve done in the past to compete with us.

Bob Fornaro - AirTran Holdings, Inc. - President, COO and Director

Yes, sir?

Unidentified Audience Member

[inaudible — microphone inaccessible]

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FINAL TRANSCRIPT

Feb. 01. 2007 / 10:15AM ET, AAI - AirTran Holdings, Inc. at Raymond James Growth Airline Conference

Bob Fornaro - AirTran Holdings, Inc. - President, COO and Director

AirTran and Air Wisconsin had an RJ deal a couple years ago, which we decided, and the reason why we did that was actually very simple. First of all, our feeling was, at least in our markets, the 50-seaters were too small for the kind of fares we wanted to charge. But more importantly, Atlanta’s gate constraint. And so, our feeling was — and it’s ramp constrained as well. So, our feeling was, given those constraints, we were going to use the biggest airplanes that we could.

And that’s been our focus — 717s will be the smallest airplane we really want to work with because of those constraints. As we look out, in terms of options, we haven’t walked away, from an RJ perspective. Certainly, from — you take a hub like Milwaukee and you’re not gate constrained up there. There is a need for RJs because of the number of smaller markets. So, we didn’t write off RJs forever. We wrote them off for Atlanta, given the gate constraints that we had. Anymore questions?

Buck Horne - Raymond James & Associates - Analyst

All right. Thanks very much.

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